

July 19, 2012

<u>Via E-mail</u>
Darren J. Olagues
Chief Financial Officer
Cleco Corporation
Cleco Power LLC
2030 Donahue Ferry Road
Pineville, Louisiana 71360

> **Re:** **Cleco Corporation**
> **Cleco Power LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **Response dated July 5, 2012**
> **File Nos. 001-15759 and 001-05663**

Dear Mr. Olagues:

We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Notes to the Financial Statements, page 74</u>

<u>Note 2 – Summary of Significant Accounting Policies, page 74</u>

<u>Property, Plant and Equipment, page 76</u>

1. We have reviewed your response to prior comment 1 and the correspondence from the FERC entitled Exhibit 1. We also note that the FERC only approved amortization of the wholesale portion of the acquisition adjustment to Account 425. Your response does not indicate how the LPSC viewed the acquisition adjustment or its amortization and whether an order was issued. We believe that ASC 980-350-35-2 provides guidance in applying GAAP to what could analogously be viewed as acquisition adjustments in an asset

purchase. Viewing an acquisition adjustment as tantamount to goodwill, this guidance requires that an allowable cost for ratemaking be treated as a regulatory asset. We believe that predominant practice in GAAP is to classify amortization of allowed regulatory assets above-the-line. Please revise

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding our comment.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant

cc: Sharon Chelette, Office of the Chief Financial Officer